

July 16, 2012

Via E-mail
Erin Dion
Senior Counsel
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario, Canada M5J 2J5

> **Re:** **Royal Bank of Canada**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed July 2, 2012**
> **File No. 333-181552**

Dear Ms. Dion:

We have reviewed your amended registration statement and response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two and note that portions of your document continue to be difficult to reads and understand. For example:

    - Please include a textual description of the Programme Structure to accompany the diagrams included on pages 9 and 10.
    - Please revise the Summary and risk factors to eliminate the references to "Condition 5," "Condition 5.12," and "Condition 6.01,"

2. We note that you continue to include a glossary consisting of more than 20 pages. Many of the terms are commonly understood by the investment community, such as Canadian dollars, euro, sterling, U.S. dollars, accrued interest, agent, DTC, Directors, ERISA,

IFRS, interest amount, etc. Additionally, many of the items in the glossary refer back to the text. Please limit your glossary to terms that are difficult to define in the text of the disclosure and eliminate terms that are generally understood.

Risk Factors

3. We note your response to comment six and reissue the portion of the comment requesting that you revise your subheadings. In many instances the nature of the risk is unclear from the headings. Please revise accordingly. For example:

- Addition of New Loan Types to the Covered Bond Portfolio;
- Maintenance of the Covered Bond Portfolio;
- Sale of Loans and their related security following the occurrence of an Issuer Event of Default; and
- Realization of Charged Property following the occurrence of a Guarantor LP Event of Default.

Please note that these examples are provided for illustrative purposes and are not exhaustive.

Addition of New Loan Types to the Covered Bond Portfolio, page 19

4. If the modified representations and warranties would have any effect on the types of loans acquired prior to the modification, please revise to clarify that the modifications might not be limited to New Loan Types and that the bond holders will not be given an opportunity to consent or object to the modifications.

Risks in relation to some types of loans which may adversely affect the value of the Covered Bond Portfolio or any part thereof, page 25

5. We note your response to comment 21. Please confirm that if the percentage of the value of the covered bond portfolio that is subject to cross-default provisions grows to an amount that is material, you will disclose the percentages of the covered bond portfolio subject to cross-default provision prospectus supplements.

Limitations on recourse to the Seller, page 25

6. We note your response to comment 22. Please revise to indicate the reasons why the Bank may not perform a review of the assets and any additional risks related to not performing a review. Discuss under a separate subheading, if appropriate.

7. We note your response to comment 23 and reissue. Based on your disclosure it appears that the Seller has the ability to make a repurchase request, but it would not do so unless

it was notified by the Cash Manager or the Asset Monitor. Please clarify whether the Cash Manager or the Asset Monitor are the parties that make the determination that "non-compliance materially and adversely affects the interest in or value of the Loan." Further clarify whether the Guarantor LP must also make a request to repurchase in order for a repurchase to be made. Lastly, since the Guarantor LP and the Cash Manager are affiliates of the Bank, discuss the conflicts associated with those parties with respect to the repurchase provisions given that the Seller, another affiliate of the bank is the obligated party to repurchase.

Issuance of covered bonds in book-entry form, page 33

8.   Please revise the risk factor discussion to identify some of the types of investors who may not be permitted to hold securities in book-entry form. Additionally, revise the caption and the discussion to explain that the prohibition may have an adverse effect on liquidity.

Description of Covered Bonds, page 44

9.   We note your statement "In the event of any conflict between this disclosure and the terms and conditions attached to the Trust Deed, the Trust Deed will prevail." It is not appropriate to state explicitly or implicitly that investors cannot rely on the prospectus and prospectus supplement. Please remove the statement from the prospectus.

10.   We note your response to the third bullet point of comment two. While preserving certain portions of the Trust Deed verbatim may be permissible, please expand your summary description and lead in paragraphs to the Terms and Conditions so those sections are more illustrative. For example:

   ● In the fourth paragraph of this section please describe how the payments of principal and interest will be made rather than saying that they will be made "in the manner provided in Condition 9.09 (Payment – Registered Covered Bonds)."
   ● In the fifth paragraph describe how you will provide notice to the holders of the covered bonds under an Exchange Event rather than referring a reader to Condition 14 (Notices).
   ● Revise to use plain English in your summary description of Condition 4 (Guarantee) on page 46.

Terms and Conditions of the Covered Bonds, page 46

11.   Please delete any sections in the Terms and Conditions which you have marked as "Reserved." If these sections are not relevant to this registration than mentioning the sections and noting that they are "Reserved" would be unnecessary and possibly confusing.

Covered Bond Portfolio, page 95

12.   We note your response to comment 35 and reissue in part. Please indicate whether the
        monthly investor reports will include the same statistical information that you will
        provide in the prospectus supplement and if not, how it will differ.

Characteristics of the Loans, page 95

13.   We note your response to comment 55. We note your disclosure that the rate is
        calculated on the outstanding balance when each regular payment is due. Please revise to
        clarify whether, in all cases, the rate will adjust monthly in the manner you describe. If
        not, then describe the other times a rate can adjust. For instance, if there are cases where
        a rate stays fixed (or no interest is due) for a period of time, (e.g., 1 year, 2 years, etc.)
        before it adjusts, please revise to describe the terms of those types of loans. Please make
        corresponding changes to the table in your prospectus supplement to reflect the different
        subcategories of variable rate loans.

Servicing Procedures with respect to Loans and Related Security, page 101

14.   We note your response to comment 58 and your revision that a loan is considered
        "delinquent" if a scheduled payment remains unpaid 30 days or more after the due date.
        Please revise your disclosure to state whether a loan where the scheduled payment
        remains unpaid 30 days after the due date would be considered less than 30 days
        "delinquent" or greater than or equal to 30 days "delinquent." Put another way, indicate
        whether it would appear in the <30 days delinquent bucket, or the >= 30 days to <60 days
        delinquent bucket in the delinquency pool tables that you include in the prospectus
        supplement.

Summary of Principal Documents, page 104

15.   Please include a separately titled subsection regarding prospectus supplements.

Tax Consequences, page 134

16.   We note your response to comment 48. Please revise the disclosure to clarify that the
        discussion constitutes Morrison & Foerster's opinion as opposed to stating that it is a
        summary based on Morrison & Foerster's opinion. Similarly file a tax opinion which
        states that the discussion is Morrison & Foerster's opinion, rather than stating this it is a
        fair and accurate summary of the U.S. federal income tax consequences.

Prospectus Supplement
Cover Pool Mortgage Rate Distribution, page S-13

17.   We note your response to comment 56. Please revise the tables in your prospectus
        supplement to reflect the new ranges included in your response letter.

Annex B, Historical Pool Data, Page S-16

18.   We note your response to comment 60. Please confirm that the most recent periodic
        increment for the data will be as of a date no later than 135 days of the date of first use of
        the prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        Please contact Rolaine Bancroft of the Office of Structured Finance at (202) 551-3313,
Eric Envall at (202) 551-3234, or me at (202) 551-3675 with any other questions.

                                                Sincerely,

                                                /s/ Suzanne Hayes
                                                Suzanne Hayes
                                                Assistant Director

cc: Jerry Marlatt
     Morrison & Foerster LLP